SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HOLLYWOOD ENTERTAINMENT CORPORATION

(Name of Subject Company (Issuer))

BLOCKBUSTER INC.

(Names of Filing Person (Offeror))

Common Stock

(Title of Class of Securities)

436141105

(CUSIP Number of Class of Securities)

Edward B. Stead

Executive Vice President and General Counsel

Blockbuster Inc.

1201 Elm Street

Dallas, Texas 75270

Telephone: (214) 854-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Glenn D. West

R. Jay Tabor

Weil, Gotshal & Manges LLP

200 Crescent Court, Suite 300

Dallas, Texas 75201

Telephone: (214) 746-7700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$962,621,290.03	$113,300.53

*Pursuant to Rules 0-11(D) and 0-11(A)(4) under the Securities Exchange Act of 1934 and Fee Rate Advisory #6 for Fiscal 2005, and solely for the purposes of calculating the registration fee, the market value of the securities to be received was calculated as the product of (i) 68,319,467 shares of Hollywood Entertainment Corporation common stock (the sum of (x) 60,993,769 shares of Hollywood Entertainment Corporation common stock outstanding and (y) 7,325,698 shares of Hollywood Entertainment Corporation common stock issuable upon the exercise of outstanding options, each as of January 9, 2005 (as reported in Hollywood’s Preliminary Proxy Statement on Schedule 14A filed on January 26, 2005) and (ii) the average of the high and low sales prices of Hollywood Entertainment Corporation common stock reported on NASDAQ National Market System on January 31, 2005 ($14.09).

**$117.70 per million dollars of transaction value. The entire amount of the filing fee has been offset by the amount of the filing fee previously paid by Blockbuster Inc. as described below.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $20,826.71	Filing Party: Blockbuster Inc.
Form or Registration No.: Form S-4	Date Filed: February 2, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

THIS TENDER OFFER STATEMENT ON SCHEDULE TO (THIS “SCHEDULE TO”) RELATES TO THE OFFER (THE “OFFER”) BY BLOCKBUSTER INC., A DELAWARE CORPORATION (“BLOCKBUSTER”), TO EXCHANGE EACH ISSUED AND OUTSTANDING SHARE OF COMMON STOCK (“HOLLYWOOD COMMON STOCK”) OF HOLLYWOOD ENTERTAINMENT CORPORATION, AN OREGON CORPORATION (“HOLLYWOOD”), FOR CONSIDERATION CONSISTING OF A COMBINATION OF CASH AND CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE (“BLOCKBUSTER CLASS A COMMON STOCK”), OF BLOCKBUSTER HAVING AN AGGREGATE VALUE OF $14.50 PER SHARE, COMPRISED OF $11.50 IN CASH AND BLOCKBUSTER CLASS A COMMON STOCK HAVING A VALUE OF $3.00, ON THE TERMS AND SUBJECT TO THE CONDITIONS DESCRIBED IN THE PROSPECTUS FILED AS EXHIBIT (A)(1)(A) HERETO.

BLOCKBUSTER HAS FILED A REGISTRATION STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ON FORM S-4 RELATING TO THE BLOCKBUSTER CLASS A COMMON STOCK TO BE ISSUED TO HOLDERS OF HOLLYWOOD COMMON STOCK IN THE OFFER (THE “REGISTRATION STATEMENT”). THE TERMS AND CONDITIONS OF THE OFFER ARE SET FORTH IN THE PROSPECTUS, WHICH IS A PART OF THE REGISTRATION STATEMENT (THE “PROSPECTUS”), AND THE RELATED LETTER OF TRANSMITTAL, WHICH ARE EXHIBITS (A)(1)(A) AND (A)(1)(B) HERETO.

ALL OF THE INFORMATION IN THE PROSPECTUS AND THE RELATED LETTER OF TRANSMITTAL, AND ANY PROSPECTUS SUPPLEMENT OR OTHER SUPPLEMENT THERETO RELATED TO THE OFFER HEREAFTER FILED WITH THE SECURITIES AND EXCHANGE COMMISSION BY BLOCKBUSTER IS HEREBY INCORPORATED BY REFERENCE IN ANSWER TO ITEMS 2 THROUGH 11 OF THIS SCHEDULE TO.

Item 1. Summary Term Sheet.

Information required by Item 1001 of Regulation M-A is contained in the Prospectus, which meets the requirements of 412(d) of the Securities Act of 1933.

Item 2. Subject Company Information.

(a) As described in the Prospectus, the subject company is Hollywood. The information set forth in the Prospectus under the section titled “The Companies – Hollywood” is incorporated herein by reference.

(b) According to Hollywood’s Preliminary Proxy Statement on Schedule 14A filed on January 26, 2005, there were 60,993,769 shares of Hollywood Common Stock outstanding as of January 26, 2005.

(c) The information set forth in the Prospectus under the section titled “Market Price and Dividend Matters” is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a), (b), (c) Blockbuster is the filing person. The information set forth in the Prospectus under the section titled “The Companies – Blockbuster” and in Schedule I to the Prospectus titled “Directors and Executive Officers of Blockbuster” is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) The information set forth in the Prospectus under sections titled “The Offer” and “Comparison of Shareholders’ Rights” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Neither Blockbuster, nor, to the best of Blockbuster’s knowledge, any of Blockbuster’s directors, executive officers or other affiliates has since February 2, 2003 had any transaction with Hollywood or any of its executive officers, directors or affiliates that would require disclosure under Item 1005(a) of Regulation M-A.

(b) The information set forth in the Prospectus under the section titled “Background and Reasons for the Offer - Background of the Offer” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a), (c) The information set forth in the Prospectus under the sections titled “The Offer – Purpose of the Offer; Dissenter’s Rights,” “The Offer – Plans for Hollywood” and “The Offer – Effect of the Offer on the Market for Shares of Hollywood Common Stock; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a), (b), (d) The information set forth the Prospectus under the section titled “The Offer – Source and Amount of Funds” is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a), (b) The information set forth the Prospectus under the section titled “The Offer – Relationships with Hollywood” is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) The information set forth in the Prospectus under the section titled “The Offer – Fees and Expenses” is incorporated herein by reference.

Item 10. Financial Statements.

(a)(1) The information set forth in Item 8 of Blockbuster’s Annual Report on Form 10-K for its fiscal year ended December 31, 2003 is incorporated herein by reference.

(a)(2) The information set forth in Item 1 of Blockbuster’s Quarterly Report on Form 10-Q for its fiscal quarter ended September 30, 2004 is incorporated herein by reference.

(a)(3), (a)(4), (b), (c) The information set forth in the Prospectus under the sections titled “Summary – Comparative Historical Pro Forma Per Share Data,” “Summary – Selected Historical Consolidated Financial Data of Blockbuster,” “Summary – Selected Pro Forma Combined Financial Data” and “Unaudited Pro Forma Condensed Combined Financial Statements” is incorporated herein by reference.

Item 11. Additional Information.

(a)(1) Except to the extent already disclosed in this Schedule TO or as described in the Prospectus, neither Blockbuster, nor, to the best of Blockbuster’s knowledge, any of Blockbuster’s directors, executive officers or other affiliates, is a party to any present or proposed material agreement, arrangement, understanding, or relationship with Hollywood or any of its executive officers, directors or affiliates that would require disclosure under Item 1011(a)(1) of Regulation M-A.

(a)(2),(3),(4) The information set forth in the Prospectus under the sections titled “The Offer – Effect of the Offer on the Market for the Shares of Hollywood Common Stock; NASDAQ Listing; Registration Under the

Exchange Act; Margin Regulations” and “The Offer – Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) To the best of Blockbuster’s knowledge, there are not any material legal proceedings relating to the Offer.

(b) The information set forth in the Prospectus, to the extent not already incorporated in this Schedule TO, is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Letter of Transmittal*

(a)(1)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Prospectus relating to Blockbuster Class A Common Stock to be issued in the Offer*

(a)(5)	Not applicable

(b)(1)	Amended and Restated Commitment Letter, dated as of February 1, 2005, among Blockbuster, JPMorgan Chase Bank, N.A., Credit Suisse First Boston and Citicorp North America, Inc. *

(d)	Not applicable

(g)	Not applicable

(h)	Not applicable

*	Incorporated by reference from Blockbuster’s Registration Statement on Form S-4 filed on February 2, 2005.
**	To be filed by amendment.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

BLOCKBUSTER INC.

/s/ Edward B. Stead
By:	Edward B. Stead Executive Vice President and General Counsel

Date: February 2, 2005

INDEX TO EXHIBITS

Exhibit No.	Description

(a)(1)(A)	Letter of Transmittal*

(a)(1)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients*

(a)(4)	Prospectus relating to Blockbuster Class A Common Stock to be issued in the Offer*

(b)(1)	Amended and Restated Commitment Letter, dated as of February 1, 2005, among Blockbuster, JPMorgan Chase Bank, N.A., Credit Suisse First Boston and Citicorp North America, Inc.*

* Incorporated by reference from Blockbuster’s Registration Statement on Form S-4 filed on February 2, 2005.

** To be filed by amendment.